UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 25, 2026, Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) informed the Mexican National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) that:

A.

In connection with Cemex’s Ordinary General Shareholders Meeting scheduled to be held on March 26, 2026, the following information and documentation has been made available on Cemex’s website at
https://www.cemex.com/investors/events/ordinary-general-shareholders-meeting-2026 :

I.

Report of Cemex’s Chief Executive Officer; Cemex’s 2025 Audited Consolidated Financial Statements; Cemex’s 2025 Audited Separate Financial Statements; Report of Cemex’s Board of Directors; Opinion of Cemex’s Board of Directors on the Chief Executive Officer’s Report; Report of the Audit Committee of Cemex’s Board of Directors; Report of the Corporate Practices and Finance Committee of Cemex’s Board of Directors; Report of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors; Report on Cemex’s Accounting and Information Policies and Guidelines; and the Report on Cemex’s Tax Status. The Report of the Chairman of the Board of Directors is also available. All of the aforementioned documents, except the Report of the Chairman of the Board of Directors and the Report of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors, are required under the laws and regulations of Mexico;

II.	Proposal for allocation of profits for the year ended December 31, 2025, which includes the declaration of a cash dividend;

III.	Proposal to set the maximum amount of the fund for the acquisition of Cemex’s shares or other securities representing such shares;

IV.	Proposal to appoint, on an individual basis, the members, Chairman, Secretary, and Assistant Secretary of Cemex’s Board of Directors;

V.	Proposal to appoint, on an individual basis, the members, Chair, Secretary, and Assistant Secretary of the Audit Committee of Cemex’s Board of Directors;

VI.	Proposal to appoint, on an individual basis, the members, Chair, Secretary, and Assistant Secretary of the Corporate Practices and Finance Committee of Cemex’s Board of Directors;

VII.

Proposal to appoint, on an individual basis, the members, Chair, Secretary, and Assistant Secretary of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors;

VIII.

Proposal for the compensation to be paid to the members of Cemex’s Board of Directors and of its Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact and Diversity Committee; and

IX.	Proposal to appoint the person or persons in charge of formalizing the resolutions adopted at the Ordinary General Shareholders’ Meeting.

Cemex has also made available other information on its website at https://www.cemex.com/investors/events/ordinary-general-shareholders-meeting-2026 that could be deemed useful for Cemex’s shareholders in connection with Cemex’s Ordinary General Shareholders Meeting scheduled to be held on March 26, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date:	February 25, 2026	By:	/s/ Jaime Martinez Merla
Name: Jaime Martinez Merla
Title: Chief Comptroller